                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13G/A
                                (RULE 13d-102)

                 INFORMATION PURSUANT TO RULES 13d-1 AND 13d-2

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                           REEBOK INTERNATIONAL LTD.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)

                                   758110100
                                 (CUSIP Number)


                                 APRIL 16, 1999
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [ ]  Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 758110100                               13G/A
1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors U.S. Growth Fund
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a)  [  ]
     (b)  [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares    5.   Sole Voting Power 0
Beneficially Owned  6.   Shared Voting Power 2,514,300
by Each Reporting   7.   Sole Dispositive Power 0
Person With         8.   Shared Dispositive Power 2,514,300

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,514,300

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     [  ]

11.  Percent of Class Represented by Amount in Row (9):
     4.5%

12.  Type of Reporting Person (See Instructions)
     00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)


                                      2A

CUSIP NO. 758110100                               13G/A
1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Global Fund
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a)  [  ]
     (b)  [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares    5.   Sole Voting Power 0
Beneficially Owned  6.   Shared Voting Power 455,500
by Each Reporting   7.   Sole Dispositive Power 0
Person With         8.   Shared Dispositive Power 455,500

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     455,500

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     [  ]

11.  Percent of Class Represented by Amount in Row (9):
     0.8%

12.  Type of Reporting Person (See Instructions)
     00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)


                                      2B

CUSIP NO. 758110100                               13G/A
1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Canadian Small Cap Fund II
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a)  [  ]
     (b)  [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares    5.   Sole Voting Power 0
Beneficially Owned  6.   Shared Voting Power 101,400
by Each Reporting   7.   Sole Dispositive Power 0
Person With         8.   Shared Dispositive Power 101,400

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     101,400

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     [  ]

11.  Percent of Class Represented by Amount in Row (9):
     0.2%

12.  Type of Reporting Person (See Instructions)
     00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)


                                      2C

CUSIP NO. 758110100                               13G/A
1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors U.S. Opportunities Fund
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a)  [  ]
     (b)  [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares    5.   Sole Voting Power 0
Beneficially Owned  6.   Shared Voting Power 220,800
by Each Reporting   7.   Sole Dispositive Power 0
Person With         8.   Shared Dispositive Power 220,800

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     220,800

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     [  ]

11.  Percent of Class Represented by Amount in Row (9):
     0.4%

12.  Type of Reporting Person (See Instructions)
     00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)


                                      2D

CUSIP NO. 758110100                               13G/A
1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Canadian Equity Fund
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification
        Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a)  [  ]
     (b)  [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares    5.   Sole Voting Power 0
Beneficially Owned  6.   Shared Voting Power 67,700
by Each Reporting   7.   Sole Dispositive Power 0
Person With         8.   Shared Dispositive Power 67,700

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     67,700

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     [  ]

11.  Percent of Class Represented by Amount in Row (9):
     0.1%

12.  Type of Reporting Person (See Instructions)
     00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)


                                      2E

CUSIP NO. 758110100                               13G/A
1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        I.G. Investment Management, Ltd.
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a)  [  ]
     (b)  [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Canada

Number of Shares    5.   Sole Voting Power 0
Beneficially Owned  6.   Shared Voting Power 3,359,700
by Each Reporting   7.   Sole Dispositive Power 0
Person With         8.   Shared Dispositive Power 3,359,700

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,359,700

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     [  ]

11.  Percent of Class Represented by Amount in Row (9):
     6.0%

12.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), IA (Canadian)


                                      2F

CUSIP NO. 758110100                               13G/A
1.   Names of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Group Trust Co. Ltd.
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a)  [  ]
     (b)  [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Manitoba, Canada

Number of Shares    5.   Sole Voting Power 0
Beneficially Owned  6.   Shared Voting Power 3,359,700
by Each Reporting   7.   Sole Dispositive Power 0
Person With         8.   Shared Dispositive Power 3,359,700

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,359,700

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     [  ]

11.  Percent of Class Represented by Amount in Row (9):
     6.0%

12.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Manitoba Corporations Act)


                                      2G

CUSIP NO. 758110100                               13G/A
1.   Name of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Group Inc.
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a)  [  ]
     (b)  [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Canada

Number of Shares    5.   Sole Voting Power 0
Beneficially Owned  6.   Shared Voting Power 3,359,700
by Each Reporting   7.   Sole Dispositive Power 0
Person With         8.   Shared Dispositive Power 3,359,700

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,359,700

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     [  ]

11.  Percent of Class Represented by Amount in Row (9):
     6.0%

12.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), HC


                                      2H

CUSIP NO. 758110100                               13G/A
1.   Name of Reporting Person(s).
     I.R.S. Identification No(s). of above person(s) (entities only).
        Investors Group Trustco Inc.
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification
        Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a)  [  ]
     (b)  [  ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Canada

Number of Shares    5.   Sole Voting Power 0
Beneficially Owned  6.   Shared Voting Power 3,359,700
by Each Reporting   7.   Sole Dispositive Power 0
Person With         8.   Shared Dispositive Power 3,359,700

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,359,700

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     [  ]

11.  Percent of Class Represented by Amount in Row (9):
     6.0%

12.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), HC


                                      2I

ITEM 1(a) NAME OF ISSUER:

   Reebok International Ltd.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

   100 Technology Center Drive
   Stoughton, Massachusetts
   02072

ITEM 2(a) NAME OF PERSON FILING:

     This amended joint statement is filed by and on behalf of the following Reporting Persons signing this amended Schedule 13G and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company"), and Investors U.S. Growth Fund, Investors Global Fund, Investors Canadian Small Cap Fund II, Investors U.S. Opportunities Fund and Investors Canadian Equity Fund (collectively, the "Funds").

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     All of the Reporting Persons have their principal places of business at:

               One Canada Centre
               447 Portage Avenue
               Winnipeg, Manitoba
               R3C 3B6

ITEM 2(c) CITIZENSHIP:

     IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

     Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.

     The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Funds.

     The Trustee is a corporation formed under the Manitoba Corporations Act. It is the trustee for the Unitholders of the Funds and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

     The Funds are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

     IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding

Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Funds are all ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

     Power Financial Corporation owns 67.4% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

     The class of equity securities to which this amended statement on Schedule 13G relates is the Common Stock, par value $.01 per share (the "Common Stock" or the "Securities"), of Reebok International Ltd., a Massachusetts corporation (the "Issuer").

ITEM 2(e) CUSIP NUMBER:

   758110100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [  ]       Broker or dealer registered under section 15 of the Act (15
               U.S.C. 78o).

(b) [  ]       Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c) [  ]       Insurance company as defined in section 3(a)(19) of the Act (15
               U.S.C. 78c).

(d) [  ]       Investment company registered under section 8 of the Investment
               Company Act of 1940 (15 U.S.C 80a-8).

(e) [  ]       An investment adviser in accordance with 240.13d-
               1(b)(1)(ii)(E);

(f) [  ]       An employee benefit plan or endowment fund in accordance with
               240.13d-1(b)(1)(ii)(F);

(g) [  ]       A parent holding company or control person in accordance with
               240.13d-1(b)(1)(ii)(G);

(h) [  ]       A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act (12 U.S.C. 1813);

(i) [  ]       A church plan that is excluded from the definition of an
               investment company under section 3(c)(14) of the Investment
               Company Act of 1940 (15 U.S.C. 80a-3);

(j) [  ]       Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ x ]

ITEM 4    OWNERSHIP.

Incorporated by reference to items (5)-(9) and (11) of the cover page pertaining to each Reporting Person.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

[  ]

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9    NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10   CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 Page 14 of 16
SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 1999                INVESTORS GROUP INC.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Hugh Sanford Riley,
                                   President and Chief
                                   Executive Officer of
                                   Investors Group Inc.

April 22, 1999                INVESTORS GROUP TRUSTCO INC.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Richard Elliot Archer,
                                   President of
                                   Investors Group Trustco Inc.

April 22, 1999                INVESTORS GROUP TRUST CO. LTD.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer
                                   Investors Group Trust Co. Ltd.

April 22, 1999                I.G. INVESTMENT MANAGEMENT, LTD.


                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Alexander Scott Penman,
                                   President of
                                   I.G. Investment Management, Ltd.

April 22, 1999                INVESTORS U.S. GROWTH FUND



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors U.S. Growth Fund

April 22, 1999                INVESTORS GLOBAL FUND



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors Global Fund

April 22, 1999                INVESTORS CANADIAN SMALL CAP FUND II



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors Canadian Small Cap Fund II

April 22, 1999                INVESTORS U.S. OPPORTUNITIES FUND



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors U.S. Opportunities Fund

April 22, 1999                INVESTORS CANADIAN EQUITY FUND



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors Canadian Equity Fund

Exhibit A

                             Joint Filing Agreement


          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.01 per share of Reebok International Ltd., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 23rd day of December, 1998.


                              INVESTORS GROUP INC.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Hugh Sanford Riley,
                                   President and Chief
                                   Executive Officer of
                                   Investors Group Inc.

                              INVESTORS GROUP TRUSTCO INC.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Richard Elliot Archer,
                                   President of
                                   Investors Group Trustco Inc.

                              INVESTORS GROUP TRUST CO. LTD.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer
                                   Investors Group Trust Co. Ltd.

                              I.G. INVESTMENT MANAGEMENT, LTD.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Richard Elliot Archer,
                                   President of
                                   I.G. Investment Management, Ltd.

                              INVESTORS U.S. GROWTH FUND



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors U.S. Growth Fund

                              INVESTORS GLOBAL FUND



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors Global Fund

Exhibit B
                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Hugh Sanford Riley, President and Chief Executive Officer of Investors Group Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Inc. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                   /s/  Hugh Sanford Riley
                                   ------------------------------
                                        Hugh Sanford Riley


          BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Hugh Sanford Riley, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/  Martin Gutnik
                                   -------------------------
                                        Notary Public

Exhibit C
                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of Investors Group Trustco Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trustco Inc. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                   /s/  Richard Elliot Archer
                                   ------------------------------
                                        Richard Elliot Archer


          BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/  Martin Gutnik
                                   -------------------------
                                        Notary Public

Exhibit D

                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trust Co. Ltd. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                   /s/  Wayne Stanley Walker
                                   ------------------------------
                                        Wayne Stanley Walker


          BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/  Martin Gutnik
                                   -------------------------
                                        Notary Public

Exhibit E

                              Power of Attorney

          KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of Investors Group Trustco, Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trustco Inc. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                        /s/  Richard Elliot Archer
                                        -----------------------------------
                                             Richard Elliot Archer


          BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/  Martin Gutnik
                                        -------------------------
                                             Notary Public

Exhibit F

                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors U.S. Growth Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors U.S. Growth Fund any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                   /s/  Wayne Stanley Walker
                                   ------------------------------
                                        Wayne Stanley Walker


          BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/  Martin Gutnik
                                   -------------------------
                                        Notary Public

Exhibit G

                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Global Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Global Fund any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                   /s/  Wayne Stanley Walker
                                   ------------------------------
                                        Wayne Stanley Walker


          BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/  Martin Gutnik
                                   -------------------------
                                        Notary Public

Exhibit H
                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Alexander Scott Penman, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 19th day of March, 1999.


                                   /s/  Alexander Scott Penman
                                   ------------------------------
                                        Alexander Scott Penman


          BE IT KNOWN, that on this 19th day of March, 1999, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Alexander Scott Penman, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/  Douglas E. Jones
                                   -------------------------------
                                        Notary Public

Exhibit I

                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Small Cap Fund II, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Canadian Small Cap Fund II any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                   /s/  Wayne Stanley Walker
                                   ------------------------------
                                        Wayne Stanley Walker


          BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/  Martin Gutnik
                                   -------------------------
                                        Notary Public

Exhibit J

                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors U.S. Opportunities Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors U.S. Opportunities Fund any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                   /s/  Wayne Stanley Walker
                                   ------------------------------
                                        Wayne Stanley Walker


          BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/  Martin Gutnik
                                   -------------------------
                                        Notary Public

Exhibit K

                               Power of Attorney


          KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Equity Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Fossen or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Canadian Equity Fund any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

          IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                   /s/  Wayne Stanley Walker
                                   ------------------------------
                                        Wayne Stanley Walker


          BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

          IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                   /s/  Martin Gutnik
                                   -------------------------
                                        Notary Public

Exhibit L

                             Joint Filing Agreement


          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $.01 per share of Reebok International Ltd., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 22nd day of April, 1999.


                              INVESTORS GROUP INC.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Hugh Sanford Riley,
                                   President and Chief
                                   Executive Officer of
                                   Investors Group Inc.

                              INVESTORS GROUP TRUSTCO INC.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Richard Elliot Archer,
                                   President of
                                   Investors Group Trustco Inc.

                              INVESTORS GROUP TRUST CO. LTD.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer
                                   Investors Group Trust Co. Ltd.

                              I.G. INVESTMENT MANAGEMENT, LTD.



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss, as
                                   Attorney-in-Fact for
                                   Alexander Scott Penman,
                                   President of
                                   I.G. Investment Management, Ltd.

                              INVESTORS U.S. GROWTH FUND



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors U.S. Growth Fund

                              INVESTORS GLOBAL FUND



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors Global Fund

                              INVESTORS CANADIAN SMALL CAP FUND II



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors Canadian Small Cap Fund II

                              INVESTORS U.S. OPPORTUNITIES FUND



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors U.S. Opportunities Fund

                              INVESTORS CANADIAN EQUITY FUND



                              By:  /s/ Edwin R. Buss
                                   ------------------------------
                                   Edwin R. Buss,
                                   as Attorney-in-Fact for
                                   Wayne Stanley Walker,
                                   President and Chief Executive Officer of
                                   Investors Group Trust Co. Ltd.,
                                   as Trustee for
                                   Investors Canadian Equity Fund